mk

14047830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMILTON CAVANAUGH & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

661 N. BROADWAY
(No. and Street)

WHITE PLAINS	NY	10603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW SAMPSON 914-761-6110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAPUTO & BONCARDO CPAs P.C.
(Name – *if individual, state last, first, middle name*)

538 WESTCHESTER AVE.	RYE BROOK	NY	10573
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/21/14

OATH OR AFFIRMATION

I, JOHN HAMILTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON CAVANAUGH & ASSOCIATES, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT, REGISTERED PRINCIPAL

Title

Notary Public

NAYETTE N. GOODE-NDIAYE
Notary Public, State of New York
No. 01GO6262228
Qualified in Bronx County
Term Expires May 21, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON CAVANAUGH & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON

CAPUTO & BONCARDO, CPAs P.C.

HAMILTON CAVANAUGH & ASSOCIATES, INC.

CONTENTS

C & B

CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: cbcpas.org

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

Antonio Braccia, CPA
Vincent D. Caputo

REPORT OF INDEPENDENT REGISTER PUBLIC ACCOUNTING FIRM

Stockholder and Directors
Hamilton Cavanaugh & Associates, Inc.
White Plains, New York 10603

We have audited the accompanying financial statements of Hamilton Cavanaugh & Associates, Inc. (The Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 11 and 12 are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11 and 12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11 and 12 is fairly stated in all material respects in relation to the financial statements as a whole.

Caputo & Boncardo, CPAs P.C.

CAPUTO & BONCARDO, CPAs P.C.
Rye Brook, New York
February 4, 2014

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
CURRENT ASSETS:		
Cash	$1,015,905	$ 663,947
Accounts receivable	20,472	38,899
Prepaid expenses and employee loans	80,403	75,271
Total current assets	1,116,780	778,117
PROPERTY AND EQUIPMENT:		
Equipment	837,655	729,102
Less accumulated depreciation	504,810	447,941
	332,845	281,161
OTHER ASSETS:		
Deposits	1,000	1,000
Total Assets	$1,450,625	$1,060,278

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
CURRENT LIABILITIES:		
Current portion of long term debt	$ 17,048	$ -
Accounts payable and accrued expenses	178,227	180,402
Total current liabilities	195,275	180,402
OTHER LIABILITIES:		
Long term debt, net of current portion	70,882	-
Total liabilities	266,157	180,402
STOCKHOLDERS' EQUITY:		
Common stock-no par value, 200 shares authorized, issued and outstanding	16,000	16,000
Retained earnings	1,168,468	863,876
Total stockholders' equity	1,184,468	879,876
Total Liabilities and Stockholders' Equity	$1,450,625	$1,060,278

See report of independent registered public accounting firm and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenue:		
Gross commissions	$4,425,404	$4,287,854
Less: Commissions paid	(21,660)	(18,736)
Net commissions	4,403,744	4,269,118
Operating expenses	3,694,507	4,036,051
Income before other income	709,237	233,067
Other income:		
Service fees	671,522	471,332
Other income	-	4,379
	617,522	475,711
Income before income taxes	1,326,759	708,778
Income taxes	660	340
Net income	$1,326,099	$ 708,438

See report of independent registered public accounting firm and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013		
	Capital Stock	Retained Earnings	Total
Balance, beginning of year	$16,000	$ 863,876	$ 879,876
Net income	-	1,326,099	1,326,099
Dividends paid	-	(1,021,507)	(1,021,507)
Balance, end of year	$16,000	$1,168,468	$1,184,468

	2012		
	Capital Stock	Retained Earnings	Total
Balance, beginning of year	$16,000	$ 830,763	$ 846,763
Net income	-	708,438	708,438
Dividends paid	-	(675,325)	(675,325)
Balance, end of year	$16,000	$ 863,876	$ 879,876

See report of independent registered public accounting firm and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$1,326,099	$ 708,438
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation	55,152	60,094
(Increase) decrease in operating assets:		
Accounts receivable	18,427	(16,447)
Prepaid expenses	(5,132)	(15,185)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(2,175)	(67,396)
Net cash provided by operating activities	1,392,371	669,504
CASH FLOWS (USED IN) INVESTING ACTIVITIES:		
Purchase of property and equipment	(106,836)	(112,476)
Dividends paid	(1,021,507)	(675,325)
Net cash (used in) investing activities	(1,128,343)	(787,801)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from installment note	87,930	-
Net cash provided by (used in) financing activities	87,930	-
Net increase (decrease) in cash	351,958	(118,297)
Cash, beginning of year	663,947	782,244
Cash, end of year	$1,015,905	$ 663,947
Supplemental Disclosures:		
Interest paid	$ 501	$ -
Income taxes	$ 660	$ 340

See report of independent registered public accounting firm and notes to financial statements.

NOTE 1- ORGANIZATION OF COMPANY

Hamilton Cavanaugh & Associates, Inc, a New York State corporation, acts as a direct participation program general securities broker. The Company is engaged in the sale of variable annuities and mutual funds.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenue is recognized when earned and expenditures are recognized when incurred.

Cash and equivalents
For purposes of reporting cash flows, the Company considers cash and equivalents to include money market accounts, and treasury bills with maturities of three months or less.

Property, equipment and depreciation
Property and equipment are recorded at cost. The Company provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the respective assets. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. As of December 31, 2013 and 2012, there were no impairment losses recognized for long-lived assets.

Income taxes
The Corporation's stockholder elected S corporation status on November 1, 2001 for Federal and New York State income tax purposes. The Corporation's income or loss is treated, for income tax purposes, substantially as if the corporation was a partnership and is reportable on the stockholder's individual income tax returns. For Federal income tax purposes, a provision for income taxes is not required. The Corporation is subject to a build-in gains tax on disposal of property and equipment and other assets that were purchased prior to November 1, 2001.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management has determined that there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based on ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state, and local authorities may examine the Company's tax returns for three years from the filing date and the current and prior three years remain subject to examination as of December 31, 2013.

Investments

Investments are stated at market value except mortgages and real estate which are stated at cost. Net appreciation (depreciation) in the fair value of investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is shown in the statement of activities, and are included in other income.

Fair value of financial instruments

Management believes the Company's carrying value of its financial instruments is a reasonable estimate of their fair value.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash with high credit quality institutions. At times, balances may be in excess of the FDIC insurance limit. The Company routinely assesses the financial strength of its customers and believes that its trade accounts receivable credit risk exposure is limited.

Securities and Exchange Commission Rule 15c3-3 exemption:

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2013 and 2012. All transactions are cleared through another broker-dealer on a fully disclosed basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Costs:
Advertising costs are expensed as incurred. Advertising expense totaled $5,050 and $6,685 for the years ended December 31, 2013 and 2012, respectively.

NOTE 3- RELATED PARTY TRANSACTIONS

The officer and stockholder of Hamilton Cavanaugh & Associates, Inc. is also the stockholder and member of affiliated companies.

The Company rents office space under an annual lease agreement, in a building owned by Hamilton Cavanaugh, LLC., a related company. Rent expense paid to the related company for the years ended December 31, 2013 and 2012 was $180,000.

NOTE 4- CONCENTRATION OF CREDIT RISK

At various times during the year, the Company had balances in its operating accounts which were in excess of FDIC insurance limits. At December 31, 2013 and 2012, the bank balances were in excess of FDIC insurance limits by approximately $765,905 and, $413,947, respectively.

NOTE 5- RENTAL OF STORAGE SPACE

The Company also rented storage space under a month to month basis, from a non-related party. In addition to the month to month lease, the Company rents other facilities as needed on a short term basis. These leases are always under a year in length. Rent expense for the years ended December 31, 2013 and 2012 were $1,000 and $3,000, respectively.

NOTE 6- EQUIPMENT LEASE

The Company leases certain office equipment under leases classified as operating leases. Under the terms of these leases the future minimum annual rental payments required at December 31, 2013 are as follows:

Year Ending December 31	Amount
2014	21,656
2015	21,656
2016	13,400
2017	9,221
	$ 65,933

Rental expense for the leases for the years ended December 31, 2013 and 2012 was $21,450 and $27,549, respectively.

NOTE 7- LONG TERM DEBT

Long term debt consists of the following at December 31, 2013.
Loan payable at 3.341% for purchase of automobile.

Current Portion	$17,048
Long Term Portion	70,882
	$87,930

Future maturities of long term debt are as follows at December 31, 2013:

2014	$17,048
2015	17,626
2016	18,224
2017	18,842
2018	16,190
	$87,930

NOTE 8- NET CAPITAL REQUIREMENT

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000. Customer funds and/or securities are not handled by Hamilton Cavanaugh & Associates, Inc. As of December 31, 2013, Hamilton Cavanaugh & Associates, Inc. had $770,220 net capital.

NOTE 9- RETIREMENT PLAN

The Company has a 401(k) plan covering substantially all eligible employees. Employees may elect to defer a portion of their salaries up to certain limits. A discretionary amount may also be contributed by the Company as determined by management at the end of each year. The Company's discretionary contributions for the years ended December 31, 2013 and 2012 were $74,770 and $80,391, respectively.

NOTE 10-SUBSEQUENT EVENTS

Hamilton Cavanaugh & Associates, Inc. has evaluated the effects of events that have occurred subsequent to December 31, 2013 and through February 4, 2014, the date Hamilton Cavanaugh & Associates, Inc. issued its statement of financial condition. During this period, there have been no material events that would require recognition in Hamilton Cavanaugh & Associates, Inc. 2013 financial statements to be disclosed in the notes to financial statements.

SUPPLEMENTAL INFORMATION

HAMILTON CAVANAUGH AND ASSOCIATES, INC.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

Net capital:		
Stockholder's equity qualified for net capital		$1,184,468
Non-allowable assets:		
Property and equipment, net		332,845
Prepaid expenses		80,403
Security deposits		1,000
Total non-allowable assets:		414,248
Net capital before haircuts on security positions		770,220
Haircuts on securities		-
Net capital		770,220
Minimum dollar net capital required:	$ 5,000	
Minimum net capital required:		
A.I. Liabilities from statement of of financial condition	266,157	
Required minimum net capital required percentage	6.667%	
Required minimum net capital required		17,744
Net capital in excess of requirement		$ 752,476
Net capital in excess of 10% of A.I. Liabilities		$ 743,604

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part 11A Filing.

See report of independent registered public accounting firm and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Officer's compensation	$1,153,577	$1,110,077
Employee compensation	1,127,211	1,399,284
Payroll taxes	117,474	143,279
Retirement plan	74,770	80,391
Rent	180,000	180,000
Insurance	128,745	104,339
Health insurance and medical	91,313	97,713
Advertising	5,050	6,685
Business gifts	7,016	7,912
Professional fees	114,246	97,940
Computer consulting and maintenance	74,604	79,712
Automobile expense	25,617	20,550
Travel and lodging expense	86,259	123,222
Client promotion and sponsorships	162,884	190,353
Equipment rental and storage	22,450	29,265
Office expense	39,557	42,516
Office maintenance and repairs	766	911
Postage and shipping	17,384	19,610
Telephone	41,434	41,056
Marketing	29,126	44,297
Rubbish removal	3,423	3,638
Dues and subscriptions	8,374	6,177
Registration and membership fees	12,253	11,436
Temporary help	12,765	27,085
Continuing education and training	7,381	12,254
Interest expense	501	-
Depreciation	55,152	60,094
Donations	95,175	94,680
Miscellaneous	-	1,575
	$3,694,507	$4,036,051

See report of independent registered public accounting firm and notes to financial statements.

C & B

CAPUTO & BONCARDO CPAs PC

+

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: cbcpas.org

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

Antonio Braccia, CPA
Vincent D. Caputo

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Hamilton Cavanaugh & Associates, Inc.
661 North Broadway
White Plains, New York 10603

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Hamilton Cavanaugh & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Hamilton Cavanaugh & Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hamilton Cavanaugh & Associates, Inc.'s management is responsible for the Hamilton Cavanaugh & Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including cancelled checks and bank statements of Hamilton Cavanaugh & Associates, Inc., noting no differences.
2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Caputo & Boncardo, CPAs P.C.

Caputo & Boncardo, CPAs, P.C.
Rye Brook, New York
February 4, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046982 FINRA DEC
HAMILTON CAVANAUGH INVESTMENT 11*11
HAMILTON CAVANAUGH & ASSOCIATES INC
661 N BROADWAY
WHITE PLAINS NY 10603-2408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 12,607.31

B. Less payment made with SIPC-6 filed (exclude interest) (5,537.86)

7-17-13
Date Paid

PAID 1-22-14 15571

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 7,069.45

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,069.45

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,069.45

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hamilton Cavanaugh & Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of January, 20 14.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Accrued exp

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,042,926
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	5,042,926
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
~~Enter the greater of line (i) or (ii)~~	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 5,042,926
2e. General Assessment @ .0025	$ 12,607.31

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